200 Renaissance Center, Mail Code 482-B12-D21
Detroit, Michigan 48265
(313) 665-0370
October 13, 2006
Mr. Amit Pande
Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street Northeast
Washington, D.C. 20549
Dear Mr. Pande:
This communication is provided in response to your letter dated September 29, 2006, in connection with the Staff’s review of our Form 10-K for the fiscal year ended December 31, 2005. Our responses are presented herein, following each of the respective comments communicated in your letter.
10-K for the Fiscal Year Ended December 31, 2005
Consolidated Statements of Income, page 70
1.	We note your response to comment 2 of our letter dated July 27, 2006, that the requirements of Article 9 of Regulation S-X do not apply to you. Please tell us how your Consolidated Statements of Income presentation complies with Rule 5-03 of Regulation S-X related to the following items:
•	You do not report operating and non-operating income separately

•	You do not report operating and non-operating expense separately: and

•	You do not report costs and expenses applicable to revenues separately.
Response
We believe that GMAC LLC (formerly General Motors Acceptance Corporation and referred to herein as GMAC, we, our or us) technically falls within the requirements of Article 5 as a “Commercial and Industrial Company” specifically due to the fact that we do not meet the definitions required to fall within the requirements of Article 6 (Registered Investment Companies), Article 7 (Insurance Companies) or Article 9 (Bank Holding Companies). As previously indicated in our letter to you dated August 17, 2006, we are not a bank holding company and, therefore, Article 9 does not apply. Consistent with SAB 69, Topic 11-K, we believe that certain guidance and concepts in Article 9 are

United States Securities and Exchange Commission
Mr. Amit Pande
October 13, 2006

relevant to us given the nature of our diversified financial services business and we believe that we are required to consider this guidance. We have also considered the income statement presentation of other financial services companies that are not bank holding companies.

In our Consolidated Statement of Income, we do not separately report “non-operating income”, “non-operating expense” or “costs and expenses applicable to revenues” in that manner as it is inconsistent with how we manage our business and the expectations of the users of our financial statements, which are comprised of debt holders and rating agencies. Rather, we highlight the related components in a manner we feel are most applicable for our business, which have become acceptable industry practice.

We view and manage our business and performance on a risk and return basis and do not delineate between operating and non-operating activity. The primary risks in our business that impact return are interest rate, credit and insurance loss. For our automotive finance and mortgage operations, our primary business operations essentially consist of originating and buying loans and leases. The primary cost related to these activities are the costs of borrowing monies to fund the assets. Funding of our assets is managed globally and holistically, meaning, we fund without particular attention to specific asset class or revenue stream. An analogy can be made to a bank, which uses customer deposits to fund core business activities such as lending. GMAC’s net financing revenue, presented as revenues net of interest and discount expense as well as provision for credit losses, is our most meaningful internal and external performance metric. Our insurance operation, which is managed separate and distinct from our auto finance and mortgage operations, primarily consists of the underwriting of new policies, which is funded almost exclusively via premiums, and investing those premiums. Net financing margin is not seen as a relevant concept and, therefore, insurance activity is presented separately. Insurance revenue consists of earned underwriting premiums, investment income and capital gains/losses. Such revenue is presented in two line items in our income statement; “insurance premiums and service revenue earned” and “investment income”. The primary risks and costs related to our insurance business are “insurance losses and loss adjustment expenses”, which is presented separately as an expense line item.

We believe our presentation and the specific captions used are most applicable for our diversified financial services business and complies with the principles of Articles 5, which states “The purpose of this rule is to indicate the various line items which, if applicable...” , Rule 4-01(a) and SAB 69, Topic 11-K. We acknowledge that we have modified the technical form of Article 5 to also include certain concepts we see as relevant in Article 9. We feel that our resulting presentation best captures our income statement results. It has been designed to provide the users of our financial statements the most meaningful, relevant, and transparent information, based on such guidance above.

To present our Consolidated Statement of Income in strict compliance with Article 5 would result in a presentation we feel is not meaningful to the readers of our financial statements and inconsistent with other financial services companies that are not bank holding companies. Additionally, strict compliance would impose an undue burden and cost to our organization as our systems are not currently able to provide data, such as costs and expenses specifically applicable to revenues, as required by Article 5. Significant

United States Securities and Exchange Commission
Mr. Amit Pande
October 13, 2006

monetary and human resource investment would be required to update, change and convert our financial systems and processes to strictly comply. We do not believe such efforts would be cost justified in these circumstances.
2.	Please tell us whether you track costs related to each of your separately presented revenue line items. Refer to 5-03 of Regulation S-X.

Response
We do not track costs on a revenue line basis given the nature of our financing activities, the way we manage our business and our inherent systems limitations. For each product, contract or transaction, GMAC incurs a number of costs at the time of origination as well as costs to service. As highlighted in our response to comment 1, we do not monitor or track the cost most applicable to our financing activity — the cost to fund products, such as debt issuance costs and interest expense — on a specific line item basis. Pursuant to our global funding needs, our funding strategy has focused on the development of diversified funding sources across a global investor base without regard to specific asset class being funded. Additionally, we do not separate the costs to service our various products on a revenue line items basis.
* * * *
We appreciate your prompt attention and responsiveness to this matter. In the event further information is necessary please feel free to contact us. I can be reached at (313) 665-0370 or you may contact Linda Zukauckas, GMAC’s Controller and Principal Accounting Officer, at (313) 665-4327.
Sincerely,
/s/ Sanjiv Khattri
Sanjiv Khattri
Chief Financial Officer

cc:	Dave Irving
Staff Accountant, United States Securities and Exchange Commission
Eric Feldstein
Chairman, GMAC LLC
Linda Zukauckas
Controller and Principal Accounting Officer, GMAC LLC
Michele Bell
Director of Technical Accounting and SEC Reporting, General Motors Corporation